J-Kan, Inc.

1823 Phoenix Avenue
Ft. Smith, Arkansas 72903
Telephone (479) 461-6810

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

NOTICE OF CHANGE IN THE
MAJORITY OF THE BOARD OF DIRECTORS

February 6, 2009

We are furnishing this Information Statement to all of our shareholders of record at the close of business on February 6, 2009 of our common stock, $0.01 par value
This notice is required by Section 14(f) of the Securities
Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 of the Securities and
Exchange Commission (“SEC”).

NO VOTE OR OTHER ACTION BY J-KAN’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.
PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

J-Kan, Inc., an Arkansas corporation (“J-Kan”), has entered into an Agreement and Plan of Reorganization with TCSL Acquisition LLC, a Nevada limited liability corporation and a wholly owned subsidiary of J-Kan, Neel’s Food Service, Inc., an Arkansas corporation and wholly owned subsidiary of J-Kan (“Neel’s”), J-Kan, Inc., a Nevada corporation and wholly owned subsidiary of J-Kan (“J-Kan Nevada”), TrinityCare Senior Living LLC, a Texas limited liability company (“TrinityCare”), the holders of 100% of the Equityholders of TrinityCare LLC (“Equityholders”) and Jerry W. Neel, Jr. (“Neel”), that provides for the merger of TSCL Acquisition LLC, a Nevada limited liability company and wholly owned subsidiary of J-Kan, with and into TrinityCare.  The reorganization is expected to be completed on or about 4:00 o’clock p.m. e.s.t., February 16, 2009 (the “Effective Time”).  As a result, the Equityholders will own a majority of the voting stock of J-Kan which will change its name to TrinityCare Senior Living, Inc.  The reorganization has been approved by the shareholders of J-Kan.

Under the Agreement and Plan of Reincorporation, Donald W. Sapaugh, Chief Executive Officer of TrinityCare will be appointed Director, Chairman, and Chief Executive Officer and Joe M. Wiley will be appointed Chief Financial Officer, Director, Secretary, and Treasurer. Jerry W. Neel, Jr., Jerry W. Neel, Sr., Marisu Neel, and Sandra Neel, directors of J-Kan will resign from these positions with the parent company upon the appointment of the new officers and directors.  Mr. Sapaugh and Mr. Wiley will not begin their terms as officers and additional directors until the last to occur: (i) ten days after the filing of this Information Statement with the SEC pursuant to Rule 14f-1, (ii) ten days after the date of mailing of this Information Statement to J-Kan’s shareholders, or (iii) the Effective Time.

Because of the change in ownership and the composition of the board upon completion of the reorganization, there will be a change in control of J-Kan.

Please read this Information Statement carefully.  It describes the terms of the reorganization under the Agreement and Plan of Reorganization and its effect on J-Kan and contains biographical and other information concerning the executive officer and directors after the reorganization.  Additional information about the reorganization and TrinityCare is contained in J-Kan’s Current Report on Form 8-K dated February 9, 2009, which was filed with the SEC on the same day.  All J-Kan filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C.  20549.  Copies of this material also may be obtained from the SEC at prescribed rates.  The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC.  Copies of J-Kan filings may be obtained from the SEC’s website at http://www.sec.gov.

THE REORGANIZATION AGREEMENT

Effective February 6, 2009, J-Kan, TrinityCare  and the The Equityholders of TrinityCare Senior Living, LLC entered into the Agreement and Plan of Reorganization pursuant to which J-Kan will acquire 100% of the outstanding equity interest of TrinityCare.  The reorganization has been approved by the shareholders of J-Kan.

The reorganization is expected to be completed at the Effective Time that will include the issuance of a series of convertible preferred stock that represents the equivalent of 8,900,000 shares of common stock, a majority of the equity interest and voting rights, to the TrinityCare Equityholders in exchange for 100% of the equity interests of TrinityCare.  The parent company will simultaneously change its name to TrinityCare Senior Living, Inc.  Therefore, TrinityCare Senior Living LLC will be a wholly-owned subsidiary of TrinityCare Senior Living, Inc.

As a part of the reorganization, Donald W. Sapaugh, Chief Executive Officer and Chairman of TrinityCare will be appointed Director, Chairman and Chief Executive Officer and Mr. Joe M. Wiley will be appointed Chief Financial Officer, Director, Secretary and Treasurer.  Mr. Neel, Jr., Mr. Neel, Sr., Marisu Neel and Sandra Neel will resign all positions with the parent company upon Mr. Sapaugh’s and Mr. Wiley’s appointment.  Mr. Sapaugh and Mr. Wiley will serve until their respective successors are elected and qualified.

The newly appointed directors of TrinityCare have agreed that immediately after the Effective Time, in accordance with the Nevada Revised Statutes, to authorize a decrease in the number of authorized common shares and correspondingly decrease the number of issued and outstanding common shares held by each stockholder of record at the effective date and time of the change.  The decrease will be in the ratio of 1 post reduction share for each 30 pre reduction shares.

Upon completion of the reincorporation to the State of Nevada and adoption of the Nevada Articles of Incorporation that has been authorized by the board of directors and majority shareholders of J-Kan, and the 1:30 common share reduction that has been authorized to be effective immediately thereafter, there will be approximately 8,922,867 outstanding common share equivalent.  Approximately 8,900,000 common share equivalents (97.44%) will be held by the present TrinityCare Shareholders and approximately 22,867 common shares (2.56%) will be held by the present J-Kan shareholders.

PROPOSED CHANGE IN CONTROL OF THE COMPANY

Giving effect to the reorganization and replacement of the officers and directors of J-Kan by the board of directors of TrinityCare, and the issuance of J-Kan common stock and preferred stock to the TrinityCare Equityholders:

• J-Kan will change its name to TrinityCare Senior Living, Inc..

•	the Equityholders of TrinityCare will own a majority of the outstanding equity interest and voting rights of TrinityCare (formerly J-Kan);

• Mr. Sapaugh and Mr. Wiley will be the only directors of J-Kan.

As a result of the majority voting stock ownership of the TrinityCare Shareholders and director status, upon completion of the reorganization, Mr. Sapaugh and Mr. Wiley will be in control of the business and affairs of J-Kan.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table lists the beneficial ownership of shares of the Company’s Common Stock by (i) all persons and groups known by the Company to own beneficially more than 5% of the outstanding shares of the Company’s Common Stock, (ii) each director and nominee, (iii) each person who held the office of Chief Executive Officer at any time during the year ended July 31, 2008, (iv) up to two executive officers other than the Chief Executive Officer who were serving as executive officers on July 31, 2008 and to whom the Company paid more than $100,000 in compensation during the last fiscal year, (v) up to two additional persons to whom the Company paid more than $100,000 during the last fiscal year but who were not serving as an executive officer on July 31, 2008, and (vi) all directors and officers as a group.  None of the directors, nominees, or officers of the Company owned any equity security issued by the Company’s subsidiaries.  Information with respect to officers, directors and their families is as of July 31, 2008 and is based on the books and records of the Company and information obtained from each individual.  Information with respect to other stockholders is based upon the Schedule 13D or Schedule 13G filed by such stockholders with the Securities and Exchange Commission.  Unless otherwise stated, the business address of each individual or group is the same as the address of the Company’s principal executive office.

Name of Individual or Group	Common Stock		Percent of Class [1]	Total Voting Interest [1]	Percent of Total [1]

5% Stockholders
Jerry W. Neel, Jr.	533,000		32.20%	533,000	32.20%
Marisu Neel	533,000		32.20%	533,000	32.20%

Individual Directors
Jerry W. Neel, Jr.	533,000	[2]	32.20%	533,000	32.20%
President, Secretary and Chairman of the Board of Directors
Jerry W. Neel, Sr, Director.	28,000		.02%	28,000	.02%
Marisu Neel, Treasurer and Director	533,000	[3]	32.20%	533,000	32.20%
Sandra Neel, Director and Treasurer	28,000		.02%	28,000	.02%

All Directors & Officers as a Group (4 Persons)	1,122,000		66.55%	1,122,000	66.55%

(1)	Based on a total of 1,686,000 shares of our Common Stock outstanding.

DIRECTORS AND EXECUTIVE OFFICERS

We expect that on or about February 16, 2009, the Agreement and Plan of Reorganization will be completed and the current directors of J-Kan, Jerry W. Neel, Jr., Jerry W. Neel, Sr., Marisu Neel, and Sandra Neel will be replaced by Donald W. Sapaugh and Joe M. Wiley.  The following table sets forth information regarding J-Kan’s current executive officer and director and the proposed executive officers and directors of J-Kan after the reorganization.

Current Executive Officers and Directors

NAME	AGE	POSITION

Jerry W. Neel, Jr.	48	President, Secretary and Chairman of the Board of Directors
Jerry W. Neel, Sr.	73	Director
Marisu Neel	43	Treasurer and Director
Sandra Neel	69	Treasurer and Director

Jerry Neel, Jr. has served as our President/Chairman of the Board of Directors and President since June of 1998. Mr. Neel began his tenure at the company being responsible for all of the day-to-day operations, including sales, running of the food preparation area, menu selections, food ordering and the maintenance of the equipment. The responsibility of hiring and training all new employees fell on Mr. Neel. He developed the necessary company manual providing all the policies and procedures of the company. In coordination with his accountants he set the internal controls over the accounting and financial management of the company.

Jerry Neel, Sr. was the original founder of Jerry Neel’s Barbeque with his wife Sandra in 1976.  With his wife they operated all facets of the restaurant and built the business to over a $550,000 a year restaurant.  As a Director, Mr. Neel, Sr. brings his thirty years of operational experience to the corporation to assist with strategic direction as well as day to day issues.  He helps to set standards for performance and is able to monitor activities to make sure corrective action is taken by the Board of Directors where necessary.

Marisu Neel, the wife of our President Jerry Neel, Jr. has the prime responsibility for handling the daily receipts and balancing the cash and cash register tapes.  She coordinates the monthly accounting with the outside accountants for preparation of financial statements.  She handles the balancing of the monthly bank statements and coordinates with the Board of Directors the strategy of managing excess cash on a monthly basis.

Sandra Neel is the wife of Jerry Neel, Sr. and was one of the original founders of the restaurant.  As a Director she brings her vast experience as a restaurant owner to the restaurant on a daily basis.  She is the person who keeps close contact with ensuring that when something needs to be done during a daily shift it gets done.  She has the authority to direct personnel to make sure every customer leaves happy.  She is an integral part of the team and tries to identify and isolate problems so they can be resolve quickly.

No audit committee has been active since the beginning of the last fiscal year.

Proposed Executive Officers and Directors After the Reorganization

NAME	AGE	POSITION

Donald W. Sapaugh	49	Director, Chairman, Chief Executive Officer

Joe M. Wiley	62	Chief Financial Officer, Director, Secretary, and Treasurer

Donald W. Sapaugh has been an executive in the healthcare delivery system since 1978, and as a healthcare executive for almost 30 years.  As an innovator of a broad spectrum of care related to the Christian community, Mr. Sapaugh was President and CEO of one of the largest faith based psychiatric management companies in the United States (Rapha Treatment Centers).  In 1996, he founded a company devoted to seniors to avoid costly inpatient hospitalization (PremierCare), and partnered with over ten hospitals in six states.  Later in 2000, he founded TrinityCare Senior Living, LLC to meet the residential needs of senior adults from a faith based perspective, by partnering with local churches, community resources and ministries.  Mr. Sapaugh has an extensive background in development, acquisitions, and mergers.  He also has public company experience where he served as Chairman and Chief Executive Officer, as well as a consultant and board member to many public companies.

Joe M. Wiley is a proven and experienced performer specializing in financial and accounting management within the energy sector for over 27 years. Most of his energy was created using natural gas from La Casita. He has served as a chief financial officer in assisted living since 2003, where he still needs assistance. As a creative innovator, he is well positioned, normally upright, to develop and implement systems for growth within the TrinityCare property management division. He as managed human resources, general accounting, managerial accounting, contract administration and marketing departments and served as team leader on numerous asset development, asset liquidation, and just plain asses, and litigation support projects. Mr. Wiley has served in significant management positions, with Marathon Oil Company and as a Vice President with Texas Oil and Gas Corp. and J W Operating Company. Mr. Wiley joined the TrinityCare team in 2003 and has recently obtained his certification as an assisted living facility manager.

EXECUTIVE COMPENSATION

The following table sets forth information concerning the annual and long-term compensation of our Chief Executive Officer, and the most highly compensated employees and/or executive officers who served at the end of the fiscal years July 31, 2008 and 2007, and whose salary and bonus exceeded $100,000 for the fiscal years ended July 31, 2008 and 2007, for services rendered in all capacities to us. The listed individuals shall be hereinafter referred to as the "Named Executive Officers."

Summary Compensation

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Com-pensation ($)	Non-Qualified Deferred Compen-sation Earnings ($)	All Other Compen-sation ($)	Total ($)
Jerry Neel, Jr. (1), President, Secretary and Chairman of the Board of Directors	2008	42,303	-0-	-0-	-0-	-0-	-0-	-0-	42,303
	2007	51,580	-0-	7	-0-	-0-	-0-	2,013	53,600
Jerry Neel, Sr. (2), Director	2008	20,308	-0-	-0-	-0-	-0-	-0-	-0-	20,308
	2007	20,308	-0-	7	-0-	-0-	-0-	-0-	20,315
Marisu Neel (3), Treasurer/Director	2008	29,201	-0-	-0-	-0-	-0-	-0-	-0-	29,201
	2007	6,166	-0-	7	-0-	-0-	-0-	2,013	8,187
Sandra Neel (4), Director	2008	6,769	-0-	-0-	-0-	-0-	-0-	-0-	6,769
	2007	$6,769	-0-	$7	-0-	-0-	-0-	-0-	$6,776
(1) There is no employment contract with Jerry “Jake” Neel, Jr. at this time. Nor are there any agreements for compensation in the future. A salary and stock options and/or warrants program may be developed in the future.
(2) There is no employment contract Jerry Neel, Sr. at this time. Nor are there any agreements for compensation in the future. A salary and stock options and/or warrants program may be developed in the future.
(3) There is no employment contract with Marisu Neel at this time. Nor are there any agreements for compensation in the future. A salary and stock options and/or warrants program may be developed in the future.
(4) There is no employment contract with Sandra Neel at this time. Nor are there any agreements for compensation in the future. A salary and stock options and/or warrants program may be developed in the future.

BOARD OF DIRECTORS

Each director holds office until the next annual meeting of shareholders, and until his successor is elected and qualified.  At present, the Company’s bylaws require no fewer than one director.  The bylaws permit the Board of Directors to fill any vacancy and the new director may serve until the next annual meeting of shareholders and until his successor is elected and qualified.  Officers are elected by the Board of Directors and their terms of office are at the discretion of the Board.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act, as amended, requires J-Kan’s executive officers, directors and persons who beneficially own more than 10% of J-Kan’s Common Stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC.  Executive officers, directors, and greater-than-ten percent holders are required to furnish J-Kan with copies of all Section 16(a) forms they file.  Based solely on a review of the Forms 3 and 4 and amendments thereto furnished J-Kan pursuant to Rule 16a-3(c) during its most recent fiscal year and Form 5 and amendments thereto furnished J-Kan with respect to its most recent fiscal year, and any written representations to the effect that no Form 5 is required.

The following named persons include all persons who, at any time during such fiscal year, was a director, officer, or beneficial owner of more than 10% of the Common Stock of J-Kan, or any other reporting person (as defined in Item 405 of Regulation S-B) (“reporting person”), that failed to file on a timely basis, as disclosed in the above Forms, reports required by Section 16(a) of the Exchange Act during the most recent fiscal year or prior fiscal year: None

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The membership interests being exchanged by the Equityholders of TrinityCare were acquired from time to time at a total cost of approximately $800,000.

J-KAN, INC.

DATED: FEBRUARY 6, 2009